# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DATASEA INTELLIGENT TECHNOLOGY LTD., CIK 0002110423
CUSIP: G2659M104
Title of class of securities: Class A Ordinary Share, no par value
Address of issuer's principal executive offices: Room 302-5, Building C, Gemdale Viseen, No. 5 Shengfang Rd., Beijing, China (F4), 102699
Date of event which requires filing of this statement: 07/09/2026
Filed by CIK 0001658783
Persons authorized to receive notices and communications: Fu Liu, Room 302-5, Building C, Gemdale Viseen, No. 5 Shengfang Rd., Beijing, China (F4), 102699, 86 10-58401996

## Reporting persons
- Fu Liu (CIK 0001658783): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 101,192,558; shared voting power 0; sole dispositive power 101,192,558; shared dispositive power 0; aggregate amount beneficially owned 101,192,558 (47.57% of the class)
  Comment: Numbers in Rows (7), (9), and (11) represent voting power of 1,192,558 Class A ordinary shares, with no par value, of Datasea Intelligent Technology Ltd. (the "Company" or the "Issuer") (the "Class A Ordinary Shares") and 2,000,000 Class B ordinary shares, with no par value, of the Company (the "Class B Ordinary Shares"). The Class B Ordinary Shares are convertible to Class A Ordinary Shares at any time on a one for one basis. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to fifty (50) votes.
  
  The beneficial ownership percentage in Row (13) is calculated based upon an aggregate of 12,737,285 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares issued and outstanding as of October 23, 2026, as provided by the Issuer. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, no par value
Name of issuer: DATASEA INTELLIGENT TECHNOLOGY LTD.
Address of issuer's principal executive offices: Room 302-5, Building C, Gemdale Viseen, No. 5 Shengfang Rd., Beijing, China (F4), 102699
Comment: This Amendment No. 2 to Schedule 13D ("SC 13D/A No.2") amends the Schedule 13D originally filed on June 16, 2023 under the CIK of Datasea Inc. ("Datasea"), prior to the merger of Datasea into the Company and later amended on June 2, 2026 (together, the "Schedule 13D"). The Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Schedule 13D shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 9, 2026, the Issuer issued 150,000 restricted Class A Ordinary Shares to the Reporting Person as additional quarterly compensation for his services with the Company, pursuant to an arrangement approved by the compensation committee of the Company's board of directors in December 2025 under the Company's 2018 Equity Incentive Plan, as amended.

On July 9, 2026, the Issuer issued 89,862 restricted Class A Ordinary Shares to the Reporting Person as payment of accrued and unpaid salary for the period from January 2026 to June 2026, as approved by the Company's board of directors on June 30, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this SC 13D/A is incorporated by reference herein. The percentage set forth in row 13 is based on an aggregate of 12,737,285 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares issued and outstanding as of October 23, 2026, as reported by the Issuer to the Reporting Person. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this SC 13D/A is incorporated by reference herein. The percentage set forth in row 13 is based on an aggregate of 12,737,285 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares issued and outstanding as of October 23, 2026, as reported by the Issuer to the Reporting Person. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth in rows 7 through 13 of the cover pages to this SC 13D/A is incorporated by reference herein. The percentage set forth in row 13 is based on an aggregate of 12,737,285 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares issued and outstanding as of October 23, 2026, as reported by the Issuer to the Reporting Person. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

## Signatures
- Fu Liu: /s/ Fu Liu, FU LIU (11/12/2026)